UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Information Contained in this Form 6-K Report

1.

As previously announced, on March 13, 2018, Seaspan Corporation (the “Company”) acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC (“GCI”), from affiliates of The Carlyle Group and the minority owners of GCI. The Company is furnishing this Report of Foreign Private Issuer on Form 6-K to provide the unaudited pro forma condensed and consolidated financial statements of the Company for the six months ended June 30, 2018 reflecting the acquisition of GCI, which are set forth as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Pro Forma Condensed Consolidated Financial Statements of Seaspan Corporation for the six months ended June 30, 2018 and the year ended December 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: September 12, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer